UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Covisint Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

22357R 10 3

(CUSIP Number)

John Fichthorn

BR DIALECTIC CAPITAL MANAGEMENT, LLC

119 Rowayton Avenue, 2nd Floor

Norwalk, Connecticut 06853

(212) 230-3232

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		368,862
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

368,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

368,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,299,327
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,299,327
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,299,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,473,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,473,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,473,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

BR Dialectic Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,141,213
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,141,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,141,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IA, OO

5

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,141,213
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,141,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,141,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IA, OO

7

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,141,213
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,141,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,141,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON

John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,141,213
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,141,213
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,141,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 22357R 10 3

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

As a result of the Internal Restructuring, as previously described in Amendment No. 4, filed with the Securities and Exchange Commission on April 20, 2017, effective immediately upon the filing of this Amendment No. 5, B. Riley Capital Management, LLC and B. Riley Financial, Inc., have been added to the 13(d) group and Item 2 is amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Dialectic Capital Partners, LP, a Delaware limited partnership (“Dialectic Capital Partners”), with respect to the Shares directly and beneficially owned by it;
(ii)	Dialectic Offshore, Ltd, a Cayman Islands exempted company (“DOF”), with respect to the Shares directly and beneficially owned by it;
(iii)	Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP” and together with Dialectic Capital Partners and DOF, the “Funds”), with respect to the Shares directly and beneficially owned by it;
(iv)	BR Dialectic Capital Management, LLC, a Delaware limited liability company (“BR Dialectic Capital”), as the investment manager and the general partner to each of the Funds;
(v)	B. Riley Capital Management, LLC, a New York limited liability company (“B. Riley Capital”), as the parent company of BR Dialectic Capital;
(vi)	B. Riley Financial, Inc., a Delaware corporation (“B. Riley Financial”), as the parent company of B. Riley Capital; and
(vii)	John Fichthorn, as Head of Alternative Investments for BR Dialectic Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of the Funds, BR Dialectic Capital and Mr. Fichthorn is 119 Rowayton Avenue, 2nd Floor, Norwalk, Connecticut 06853. The principal business address of B. Riley Capital is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025. The principal business address of B. Riley Financial is 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The officers and directors of each of DOF and B. Riley Financial, and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

10

CUSIP NO. 22357R 10 3

(c)       The principal business of each of the Funds is investing in securities. The principal business of BR Dialectic Capital is serving as the investment manager and the general partner to each of the Funds. The principal business of B. Riley Capital is serving as an investment advisor and provider of investment products. The principal business of B. Riley Financial is providing diversified financial services. The principal occupation of Mr. Fichthorn is serving as Head of Alternative Investments for BR Dialectic Capital.

(d)       No Reporting Person nor any person listed on Schedule A, annexed hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Persons, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Fichthorn is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of the Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 368,862 Shares beneficially owned by Dialectic Capital Partners is approximately $927,342, including brokerage commissions.  The aggregate purchase price of the 1,299,327 Shares beneficially owned by DOF is approximately $2,558,758, including brokerage commissions. The aggregate purchase price of the 1,473,024 Shares beneficially owned by DAP is approximately $3,001,014, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,865,897 Shares outstanding, as of June 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 5, 2017.

A.	Dialectic Capital Partners
(a)	As of the close of business on June 9, 2017, Dialectic Capital Partners beneficially owned 368,862 Shares.

Percentage: Less than 1%

11

CUSIP NO. 22357R 10 3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 368,862
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 368,862

(c)	The transactions in the Shares by Dialectic Capital Partners since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	DOF
(a)	As of the close of business on June 9, 2017, DOF beneficially owned 1,299,327 Shares.

Percentage: Approximately 3.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,299,327
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,299,327

(c)	The transactions in the Shares by DOF since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	DAP
(a)	As of the close of business on June 9, 2017, DAP beneficially owned 1,473,024 Shares.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,473,024
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,473,024

(c)	The transactions in the Shares by DAP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	BR Dialectic Capital
(a)

BR Dialectic Capital, as the investment manager and the general partner to each of the Funds, may be deemed the beneficial owner of the (i) 368,862 Shares owned by Dialectic Capital Partners, (ii) 1,299,327 Shares owned by DOF and (iii) 1,473,024 Shares owned by DAP.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,141,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,141,213

(c)	BR Dialectic Capital has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
12

CUSIP NO. 22357R 10 3

E.	B. Riley Capital
(a)	B. Riley Capital, as the parent company of BR Dialectic Capital, may be deemed the beneficial owner of the (i) 368,862 Shares owned by Dialectic Capital Partners, (ii) 1,299,327 Shares owned by DOF and (iii) 1,473,024 Shares owned by DAP.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,141,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,141,213

(c)	B. Riley Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	B. Riley Financial
(a)	B. Riley Financial, as the parent company of B. Riley Capital, may be deemed the beneficial owner of the (i) 368,862 Shares owned by Dialectic Capital Partners, (ii) 1,299,327 Shares owned by DOF and (iii) 1,473,024 Shares owned by DAP.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,141,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,141,213
13

CUSIP NO. 22357R 10 3

(c)	B. Riley Financial has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
G.	Mr. Fichthorn
(a)	Mr. Fichthorn, as the Head of Alternative Investments for BR Dialectic Capital, may be deemed the beneficial owner of the (i) 368,862 Shares owned by Dialectic Capital Partners, (ii) 1,299,327 Shares owned by DOF and (iii) 1,473,024 Shares owned by DAP.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,141,213
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,141,213

(c)	Mr. Fichthorn has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the Shares on behalf of each of the Funds since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

As of the close of business on June 9, 2017, the Reporting Persons collectively beneficially owned an aggregate of 3,141,213 Shares, constituting approximately 7.7% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 9, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

Joint Filing Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, BR Dialectic Capital Management, LLC, B. Riley Capital Management, LLC, B. Riley Financial, Inc. and John Fichthorn, dated June 9, 2017.

14

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

Dialectic Capital Partners, LP

By:	BR Dialectic Capital Management, LLC, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	BR Dialectic Capital Management, LLC, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

BR Dialectic Capital Management, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Head of Alternative Investments

15

CUSIP NO. 22357R 10 3

B. Riley Capital Management, LLC

By:	/s/ Michael Markunas
	Name:	Michael Markunas
	Title:	Chief Compliance Officer

B. Riley Financial, Inc.

By:	/s/ Michael Markunas
	Name:	Michael Markunas
	Title	Chief Compliance Officer

/s/ John Fichthorn
John Fichthorn
16

CUSIP NO. 22357R 10 3

SCHEDULE A

Directors and Officers of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley & Co., LLC and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367	United States
Thomas J. Kelleher, President and Director	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley & Co., LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367	United States
Mikel Williams, Director	Director of B. Riley Financial, Inc.	21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367	United States
Richard L. Todaro, Director	President of Todaro Capital, an Investment Advisor	21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367	United States
Richard J. Hendrix, Director	Director, B. Riley Financial, Inc.	21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367	United States

17

CUSIP NO. 22357R 10 3

Robert L. Antin, Director	Director, B. Riley Financial, Inc.	21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367	United States
Todd D. Sims, Director	Senior Vice President of Digital Strategy, Anschutz Entertainment Group, Inc.	800 West Olympic Boulevard, Suite 305, Los Angeles, California 90015	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21860 Burbank Blvd., Suite 300 South Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	590 Madison Avenue, 29th Floor New York, NY 10022	United States
18

CUSIP NO. 22357R 10 3

 SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of the Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase / Sale

Dialectic Capital Partners, LP

Purchase of Common Stock	1.80	100	04-20-2017
Purchase of Common Stock	1.85	1,400	04-21-2017
Purchase of Common Stock	1.90	400	04-27-2017
Purchase of Common Stock	1.90	500	05-02-2017
Purchase of Common Stock	1.90	200	05-03-2017
Purchase of Common Stock	1.90	200	05-05-2017
Purchase of Common Stock	1.90	100	05-12-2017
Purchase of Common Stock	1.90	4,000	05-19-2017
Purchase of Common Stock	1.96	5,400	05-22-2017
Purchase of Common Stock	2.00	6,700	05-25-2017
Purchase of Common Stock	2.00	1,900	05-31-2017
Purchase of Common Stock	1.90	3,543	06-01-2017
Purchase of Common Stock	1.95	1,242	06-02-2017
Purchase of Common Stock	2.03	14,577	06-05-2017
Purchase of Common Stock	2.43	36,600	06-06-2017

Dialectic Offshore, Ltd.

Purchase of Common Stock	1.80	600	04-20-2017
Purchase of Common Stock	1.85	6,300	04-21-2017
Purchase of Common Stock	1.85	200	04-24-2017
Purchase of Common Stock	1.90	1,700	04-27-2017
Purchase of Common Stock	1.90	2,100	05-02-2017
Purchase of Common Stock	1.90	800	05-03-2017
Purchase of Common Stock	1.90	100	05-04-2017
Purchase of Common Stock	1.90	800	05-05-2017
Purchase of Common Stock	1.90	100	05-08-2017
Purchase of Common Stock	1.90	500	05-12-2017
Purchase of Common Stock	1.90	17,600	05-19-2017
Purchase of Common Stock	1.96	37,943	05-22-2017
Purchase of Common Stock	2.00	47,152	05-25-2017
Purchase of Common Stock	2.00	13,332	05-31-2017
Purchase of Common Stock	2.43	73,300	06-06-2017

CUSIP NO. 22357R 10 3

DIALECTIC ANTITHESIS PARTNERS, LP

Purchase of Common Stock	1.80	783	04-20-2017
Purchase of Common Stock	1.85	7,376	04-21-2017
Purchase of Common Stock	1.85	181	04-24-2017
Purchase of Common Stock	1.90	1,942	04-27-2017
Purchase of Common Stock	1.90	2,500	05-02-2017
Purchase of Common Stock	1.90	796	05-03-2017
Purchase of Common Stock	1.90	100	05-04-2017
Purchase of Common Stock	1.90	868	05-05-2017
Purchase of Common Stock	1.90	144	05-08-2017
Purchase of Common Stock	1.90	618	05-12-2017
Purchase of Common Stock	1.90	3	05-16-2017
Purchase of Common Stock	1.90	20,280	05-19-2017
Purchase of Common Stock	1.96	20,400	05-22-2017
Purchase of Common Stock	2.00	25,200	05-25-2017
Purchase of Common Stock	2.00	7,200	05-31-2017
Purchase of Common Stock	2.43	73,433	06-06-2017